UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

ELEVEN BIOTHERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

286221 10 6

(CUSIP Number)

Leslie L. Dan

Clairmark Investments Ltd.

305 Milner Avenue

Suite 914

Toronto, Ontario M1B 3V4

(416) 291-2162

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 286221 10 6	13D	Page 2 of 10

1.	Names of Reporting Persons. Leslie L. Dan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO See Item 3
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 897 (1)
	8.	Shared Voting Power 3,582,328 (2)
	9.	Sole Dispositive Power 897(1)
	10.	Shared Dispositive Power 3,582,328 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,583,225 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 897 shares of the Issuer’s Common Stock (as such terms are defined below) issuable upon the exercise of options exercisable by Mr. Dan within 60 days after September 20, 2016.

(2)	Consists of 3,582,328 shares of the Issuer’s Common Stock issued to Clairmark Investments Ltd. as consideration for the Acquisition (as defined below). Of these shares, 358,232 are being held in escrow for indemnification purposes related to the Acquisition, and the Issuer has voting rights over such shares until released from escrow.

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(3)	Based on 20,167,997 shares of the Issuer’s Common Stock outstanding immediately prior to the Acquisition and the issuance of 4,013,431 shares of the Issuer’s Common Stock in the Acquisition, as further adjusted to reflect 897 shares of Common Stock issuable upon the exercise of options held by Mr. Dan that are exercisable within 60 days after September 20, 2016.

CUSIP: 286221 10 6	13D	Page 4 of 10

1.	Names of Reporting Persons. Clairmark Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO See Item 3
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,582,328(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,582,328(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,582,328 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8% (2)
14.	Type of Reporting Person (See Instructions) IV

(1)	Consists of 3,582,328 shares of the Issuer’s Common Stock issued to Clairmark Investments Ltd. as consideration for the Acquisition (as defined below). Of these shares, 358,232 are being held in escrow for indemnification purposes related to the Acquisition, and the Issuer has voting rights over such shares until released from escrow.

(2)	Based on 20,167,997 shares of the Issuer’s Common Stock outstanding immediately prior to the Acquisition and the issuance of 4,013,431 shares of the Issuer’s Common Stock in the Acquisition.

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SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Eleven Biotherapeutics, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 215 First Street, Suite 400, Cambridge, MA 02142.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of Leslie L. Dan (“Mr. Dan”) and Clairmark Investment Ltd. (“Clairmark”). Each is a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is provided with respect to each of Mr. Dan and Clairmark.

(b) The business address of each of the Reporting Persons is:

Clairmark Investments Ltd.

305 Milner Avenue

Suite 914

Toronto, Ontario M1B 3V4.

(c) The principal business of Clairmark is to act as an investment holding company on behalf of Mr. Dan. The principal occupation of Mr. Dan is business executive, and President of Clairmark.

(d)–(e) During the last five years, neither of the Reporting Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Dan is a citizen of Canada and Clairmark is a corporation incorporated under the laws of the Province of Ontario, Canada.

Item 3. Source and Amount of Funds or Other Consideration.

On September 20, 2016, the Issuer entered into a Share Purchase Agreement with Viventia Bio Inc., a corporation incorporated under the laws of the Province of Ontario, Canada (“Viventia”), the shareholders of Viventia named therein, including Clairmark (the “Selling Shareholders”) and, solely in its capacity as seller representative, Clairmark (the “Share Purchase Agreement”), pursuant to which the Issuer agreed to and simultaneously completed the acquisition of all of the outstanding capital stock of Viventia from the Selling Shareholders (the “Acquisition”). In connection with the closing of the Acquisition, the Issuer issued 4,013,431 shares of its common stock to the Selling Shareholders, which represented approximately 19.9% of the voting power of the Issuer as of immediately prior to the issuance of such shares of Common Stock. Pursuant to the Acquisition, Clairmark acquired 3,582,328 shares of the Issuer’s common stock, as well as the right to receive certain future contingent cash payments, in exchange for its 89.2585% interest in Viventia. Of the 3,582,328 shares issued to Clairmark in the transaction, 358,232 shares are currently being held in escrow and may be used during the 15-month period following the transaction to satisfy claims arising as a result of Viventia’s or Clairmark’s breach of any of their respective representations, warranties or covenants in the Share Purchase Agreement. Under the escrow agreement, the Issuer has the right to exercise all voting rights with respect to such shares prior to disbursement of such shares from escrow.

In connection with the closing of the Acquisition and pursuant to the Share Purchase Agreement, the Board of Directors of the Issuer elected Mr. Dan to serve as a member of the Board of Directors. In connection with his election, Mr. Dan received an option to purchase 16,143 shares of common stock of the Issuer at an exercise price of $3.37 per share. This option vests over three years with 1/36th of the shares subject to the option vesting at the end of each successive one-month period following the date of grant.

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Item 4. Purpose of Transaction.

As described in Item 3 above, this Schedule 13D is being filed in connection with the Acquisition. All of the shares of Common Stock reported herein as having been acquired for the account of the Reporting Persons were acquired for investment purposes only.

Except as otherwise described in this statement, neither of the Reporting Persons have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. The Reporting Persons may, from time to time or at any time, subject to market and general economic conditions, the expiration of the 180-day lock-up agreement contained in the Share Purchase Agreement entered into by the Reporting Persons in connection with the Acquisition, the requirements of federal or state securities laws and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.

Item 5. Interest in Securities of the Issuer.

The information below is based on 20,167,997 shares of the Issuer’s Common Stock outstanding immediately prior to the Acquisition and the issuance of 4,013,431 shares of the Issuer’s Common Stock in the Acquisition, as further adjusted to reflect 897 shares of Common Stock issuable upon the exercise of options held by Mr. Dan that are exercisable within 60 days after September 20, 2016.

(a)(i)	Clairmark is the beneficial owner of the 3,582,328 shares of the Issuer’s Common Stock issued to Clairmark Investments Ltd. as consideration for the Acquisition, or approximately 14.8% of the Common Stock outstanding. Of these shares, 358,232 are being held in escrow for indemnification purposes related to the Acquisition.

(ii)	Mr. Dan is the beneficial owner of 3,583,225 shares of Common Stock, or approximately 14.8% of the Common Stock outstanding. Mr. Dan is President and sole shareholder of Clairmark and as such, may be deemed to have voting and dispositive power over the shares of Common Stock beneficially held by Clairmark. Mr. Dan also owns 897 shares of Common Stock issuable upon the exercise of options held by Mr. Dan that are exercisable within 60 days after September 20, 2016.

(b)(i)	Clairmark has shared voting and dispositive power over the 3,582,328 shares of the Issuer’s Common Stock issued to Clairmark Investments Ltd. as consideration for the Acquisition. Of these shares, the Issuer has voting rights over the 358,232 shares being held in escrow for indemnification purposes related to the Acquisition until such shares are released from escrow.

(ii)	Mr. Dan has sole voting and dispositive power over the shares issuable upon the exercise of options held by him and may be deemed to have shared voting and dispositive power over the Clairmark Shares.

(c)	Except as set forth in Item 3 above, neither of the Reporting Person have effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d)	Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lockup Agreement

Pursuant to the Share Purchase Agreement described in Item 3, all of the Selling Shareholders, including Clairmark have agreed that such party will not, during the period ending 180 days after the Acquisition, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Issuer’s Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such securities, whether any such aforementioned transaction is to be settled by delivery of such securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or otherwise to enter into any such transaction, swap, hedge or other arrangement.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the document attached hereto as Exhibit 99.2, which is incorporated herein by reference.

Investors Rights Agreement

In connection with the Acquisition, the Issuer entered into a registration rights agreement dated September 20, 2016 (the “Registration Rights Agreement”), with Clairmark. Under the Registration Rights Agreement, Clairmark and its successors will have the right to require the Issuer to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. If not otherwise exercised, the rights under the Registration Rights Agreement described below will expire on September 20, 2021.

Demand and Form S-3 Registration Rights

Beginning 90 days after the date of the Registration Rights Agreement, subject to specified limitations set forth therein, at any time, the holders of at least 50% of the then outstanding registrable securities may demand that the Issuer register at least 50% of the registrable securities then outstanding under the Securities Act for purposes of a public offering having an aggregate offering price to the public of not less than $5,000,000. The Issuer is not obligated to file a registration statement pursuant to this provision on more than two occasions, and is not obligated to request that any registration statement filed pursuant to this provision be declared effective prior to the date that is 180 days after the date of the Registration Rights Agreement.

“Piggyback” Registration Rights

If, at any time the Issuer proposes to register for its own account any of its securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require the Issuer to use its best efforts to register all or a portion of the registrable securities then held by them in that registration.

In the event that any registration in which the holders of registrable securities participate pursuant to the Registration Rights Agreement, the Issuer has agreed to enter into an underwriting agreement containing customary representations and warranties and covenants, including without limitation customary provisions with respect to indemnification of the underwriters of such offering.

In the event that any registration in which the holders of registrable securities participate pursuant to the Registration Rights Agreement, the Issuer will use its best efforts to include the requested securities, but such inclusions may be limited by market conditions to the extent set forth in the Registration Rights Agreement.

Expenses

Pursuant to the Registration Rights Agreement, the Issuer is required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling stockholders, other than any underwriting discounts, selling commissions and fees and expenses of a selling stockholder’s own counsel related to any demand or incidental registration. The Issuer is not required to pay registration expenses if the registration request under the Registration Rights Agreement is withdrawn at the request of holders initiating such registration request, unless the withdrawal is due to discovery of a materially adverse change in the Issuer’s business after the initiation of such registration request.

CUSIP: 286221 10 6	13D	Page 8 of 10

The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the stockholders party thereto in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any state securities or Blue Sky law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities or Blue Sky law in connection with such registration statement or the qualification or compliance of the offering, and they are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to them.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the document attached hereto as Exhibit 99.3, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

99.2	Share Purchase Agreement, effective as of September 20, 2016, by and between Eleven Biotherapeutics, Inc., Viventia Bio Inc. (“Viventia”) and Clairmark Investments Ltd., as representative of the selling shareholders (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36296), filed with the Securities and Exchange Commission on September 21, 2016).

99.3	Registration Rights Agreement, dated as of September 20, 2016 by and among Eleven Biotherapeutics, Inc. and the shareholders named therein. (Incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36296), filed with the Securities and Exchange Commission on September 21, 2016).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2016

/s/ Leslie Dan
Leslie L. Dan

CLAIRMARK INVESTMENTS LTD.

By:	/s/ Leslie L. Dan
Name:	Leslie L. Dan
Title:	President

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EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

99.2	Share Purchase Agreement, effective as of September 20, 2016, by and between Eleven Biotherapeutics, Inc., Viventia Bio Inc. (“Viventia”) and Clairmark Investments Ltd., as representative of the selling shareholders (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36296), filed with the Securities and Exchange Commission on September 21, 2016).

99.3	Registration Rights Agreement, dated as of September 20, 2016 by and among Eleven Biotherapeutics, Inc. and the shareholders named therein. (Incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36296), filed with the Securities and Exchange Commission on September 21, 2016).